ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                           77K AND 77Q1 OF FORM N-SAR

(Attachment also required pursuant to Sections 304(a)(1) and (2) of Regulation S-K)




On March 3, 2004, the Trust's Audit Committee and Board selected Cohen McCurdy, Ltd. ("Cohen") to replace McCurdy & Associates, Inc. ("McCurdy")as the auditors for the S&P REIT Index SM Portfolio, the OTC Plus Portfolio, the Dow 30 SM Plus Portfolio, and the Money Market Portfolio (collectively the "Original Portfolios") for the fiscal year ending December 31, 2004, to be effective upon the resignation of McCurdy.

On March 3, 2004, upon receipt of notice that Cohen was selected as the auditor, McCurdy resigned as independent auditor to the Original Portfolios. McCurdy's reports on the financial statements for the period May 1, 2003 through December 31, 2003 contained no adverse opinions or disclaimers of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the two-year period ended December 31, 2003 and through the date of engagement of Cohen, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy, would have caused McCurdy to make reference to the subject matter of the disagreements in connection with its reports on the Original Portfolios' financial statements for such periods.

Neither the Trust, the Portfolios nor anyone on their behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Portfolios' financial statements as a result of such consultations or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).